                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)


                           FIRST MERCHANTS CORPORATION

                           Common Stock, No Par Value


                            CUSIP Number:  320817109



Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filed out for a reporting person's initial filling on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (CONTINUED ON FOLLOWING PAGE[S])


                                Page 1 of 4 Pages

CUSIP No. 320817109                               Page 2 of 4 Pages


1.   Names of Reporting Persons; S.S. or I.R.S. Identification Nos. of Above
     Persons:

          GEORGE AND FRANCES BALL FOUNDATION

2.   Check the Appropriate Box if a Member of a Group.

          (a)  / /                 (b)  / /

3.   SEC Use Only


4.   Citizenship or Place of Organization:

          INDIANA



     Number of           5.   Sole Voting Power:  294,685
     Shares
     Beneficially        6.   Shared Voting Power:  -0-
     Owned by Each
     Reporting           7.   Sole Dispositive Power: 294,685
     Person With
                         8.   Shared Dispositive Power:  -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.

     294,685

10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares.


11.  Percent of Class Represented by Amount in Row 9

          5.8%

12.  Type of Reporting Person

          EP

                                                       Page 3 of 4 Pages

ITEM 1(a).     NAME OF ISSUER.

               First Merchants Corporation

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

               200 East Jackson Street
               Muncie, IN  47305

ITEM 2(a).     NAME OF PERSON FILING.

               George and Frances Ball Foundation

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
               RESIDENCE.

               P. O. Box 1408
               Muncie, IN  47308

ITEM 2(c).     CITIZENSHIP.

               Indiana

ITEM 2(d).     TITLE OF CLASS OF SECURITIES.

               Common Stock, No Par Value

ITEM 2(e).     CUSIP NO.

               320817109

ITEM 3.        Not Applicable

ITEM 4.        OWNERSHIP.

               As of December 31, 1995, the reporting person beneficially owned 294,685 shares, or 5.8%, of the Issuer's 5,053,901 outstanding shares of common stock, all of which the reporting person has the sole power to vote and dispose.

ITEM 5.        OWNERSHIP OF FIVE PERCENT (5%) OR LESS OF A CLASS.

               Not Applicable

                                                       Page 4 of 4 Pages

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT (5%) ON BEHALF OF ANOTHER
               PERSON.

               Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ASSIGNED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not Applicable

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not Applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not Applicable.

ITEM 10.       CERTIFICATION.

               Not Applicable


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                              Date:  February  7 , 1996
                                              ---

                              GEORGE AND FRANCES BALL FOUNDATION


                              By:  /s/ John J. Pruis
                                   -----------------------------

                              Printed Name:  John J. Pruis
                                             -------------------
                              Title:  Executive Vice President
                                      --------------------------